

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re: Boxlight Corporation (formerly known as Logical Choice Corporation)**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 12, 2015**
> **CIK No. 0001624512**

Dear Mr. Elliott:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Revise the first few paragraphs of the summary to clarify the relative size of each acquisition target by disclosing their respective revenues and net gain/loss.

Acquisition of Boxlight, page 7

2.   Please clarify when the closing of the sale of series C convertible preferred stock will occur. In addition, please clarify whether the conversion of the preferred stock into class A common stock will occur simultaneously with the closing.

3.   Revise the first sentence of the second paragraph of this section for clarity.

Acquisition of Genesis, page 7

4. Your disclosure indicates that other than one share retained by Vert Capital, all shares held by Vert Capital and the former members of Genesis will be returned to the treasury. Please revise to clarify the equity interest that will be acquired by Parent in this transaction.

Our Status as an Emerging Growth Company, page 9

5. We note your response to prior comment 16. Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, you should include risk factor disclosure in which it explains that this election allows it to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. You should also provide a similar statement in your critical accounting policy disclosures in MD&A.

We will operate in a highly competitive industry, page 12

6. While we note your response to prior comment 17, it remains unclear why you elected to identify in your prospectus the particular companies named.   Please tell us the objective criteria that you used to determine the competitors that would be identified in your filing. To the extent that other companies also satisfied your objective criteria but were not named in the filing, please explain why they were omitted. As previously noted, please be aware that we do not consider name recognition a sufficient basis for identifying a competitor in your prospectus.

Our future sales of interactive displays…, page 14

7. Please revise this risk factor, and elsewhere in the prospectus as appropriate, to include the clarifying information contained in your response to prior comment 18.

Our suppliers may not be able to supply…, page 14

8. We note your response to prior comment 19. Please provide additional detail regarding the overselling of your forecast. Specifically, please tell us more precisely when it occurred, by how much you oversold, how long the ensuing shortage lasted and whether you have taken any steps to prevent future overselling.

An affiliate is in liquidation, page 16

9.   Please expand your disclosure to describe further the potential consequences to you if creditors successfully claim that the obligations owed by Logical Choice Technologies must be performed by it, or otherwise guaranteed by you. In this regard, please address the size of the obligations relative to your financial position and whether there is a possibility that the entire acquisition could be unwound. Also, please tell us whether the inactive status of Vert Capital's Delaware subsidiary will have any impact on the proposed acquisition or liquidation.

Unaudited Pro Forma Combined Financial Statements, page 28

Notes to Unaudited Pro Forma Combined Financial Statements, page 32

10.   We note your response to prior comment 23. Consistent with your response, please revise your filing to explain that you have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments since you believe that the tax impact would not be material.

(6) Purchase Price Allocation, page 34

11.   We note your response to prior comment 27 and that your underwriters valued your company at $1.39 per share based on an $80 million valuation. In light of the fact that the actual valuation could differ from that presented here and that could materially impact the purchase price allocation, please provide additional disclosures to explain how a change in the valuation would impact the pro forma presentation.

12.   Further to the above, we note your response to prior comment 31. We note that the assumed gross offering proceeds of $15 million from the sale of 17,250,000 shares as detailed on the cover page represents a price of $.87 per share, which differs significantly from the $1.39 per share valuation you present elsewhere. Further, utilizing the pro forma shares outstanding you refer to in response to comment 27, the implied offering price suggests a valuation of approximately $65 million. Please reconcile these amounts and explain why you believe it is appropriate to present two separate values for your common stock in the filing.

13.   We note your response to prior comment 30. For each of the Boxlight and Globisens transactions, please reconcile the implied value of the transaction, which is calculated using the shares issued at $1.39 per share together with any cash paid, to the amount presented on page 39 as the consideration paid for each of the transactions. For example, you disclose that you will issue 12,438,390 shares for the Boxlight acquisition as well as $7.3 million of cash. Utilizing a value of $1.39 per share, this represents consideration paid of $24.6 million. However, the table on page 39 presents $21.0 million as the consideration paid.

14. We note your response to prior comment 28. However, it appears that the analysis you provided is limited to the factors listed in FASB ASC 805-10-55-12. Please expand your prior response to address the comments below regarding your analysis of the factors listed in FASB ASC 805-10-55-12 as well as the comments below relating to your analysis of other factors listed in FASB ASC 805:

- You state that the shareholders of Boxlight Corporation will have the ability to elect, appoint, or to remove a majority of the members of the Board of Directors. Please clarify if you are referring to the pre-transaction Boxlight shareholders or the post-transaction shareholders. In this regard, please also clarify how the remaining three Board members will be elected.

- You state that the senior management of Boxlight Corporation will be the senior management of the combined entity. With reference to the senior management, please clarify for us if any of the existing employees and senior management of Everest Display will become employees of Boxlight Coporation after the transaction. Explain the significant roles these employees will have and how you considered this in your analysis. In this regard, it appears that the President and Chief Operating Officer of the combined company will come from Boxlight (Everest Display).

- You state that Boxlight Corporation will pay a premium over the pre- combination fair value of all the equity interests of the other combining entities. With reference to the implied value of your stock in connection with this offering ($.87 per share), please provide us with your calculations that support this assertion as it relates to the Everest Display transaction.

- Tell us how you have considered FASB ASC 805-10-55-13. In this regard, we note that as of and from September 18, 2014, from the date of inception through September 30, 2014, Boxlight Corporation had $0 assets and $0 revenues while as of and for the nine months ended September 30, 2014, Everest Display has $24.8 million in total assets and $18 million in total revenue.

- Tell us how you have considered FASB ASC 805-10-55-15. In this regard, we note that Boxlight Corporation was just formed on September 18, 2014 and it appears it was formed for the purposes of issuing equity interests to effect these business combinations.

<u>(9). Weighted Outstanding Shares, page 34</u>

15. We note your response to prior comment 24. It is not clear to us how you calculated the 57,628,940 shares of fully diluted outstanding shares on a pro forma basis that will be outstanding after the completion of the offering. Please provide us with your calculation of this amount.

Liquidity and Capital Resources, page 45

16.   Disclose the terms of the loan you entered into with Vert Capital on September 30, 2014.

Business, page 48

17.   We note your revisions in response to prior comment 35. Please continue your revisions to provide an expanded discussion of your integration strategy. Your current disclosure provides limited detail regarding the timing of the integration process. Also, to the extent that different acquisitions require different strategies, please provide separate disclosure to explain.

Competition, page 58

18.   We note that you have provided additional disclosure about the competitive landscape for Boxlight, Globisens and Genesis. Please also discuss the competitive landscape for the larger, fully-integrated company.

Executive Compensation, page 63

19.   Please revise to include a summary compensation table for the fiscal year ended December 31, 2014.

Everest Display, Inc.
Audited Financial Statements, page F-15
Note 10. Commitment and Contingencies, page F-33

20.   We note your response to prior comment 39. Please provide us with additional analysis to support the conclusion that Everest Display held an asset at December 31, 2013. In this regard, we note that prior to that date, Everest Display held the rights to use the trademark at agreed upon rates. The transaction on October 10, 2014 appears to provide for the transfer of the legal rights of the trademark to Everest Display, allowing Everest Display to control others' access to the trademark and thereby at that date meeting the definition of an asset. However, it remains unclear why you believe the transaction and related valuation of the trademark on October 10, 2014 provides evidence as to the existence and fair value of an asset prior to that date, specifically on December 31, 2013.

Boxlight Corporation
Audited Financial Statements, page F-71
Statement of Stockholders' (Deficit), page F-74

21.   Please reconcile your disclosure on page 83 that you issued 16,000,000 shares of Class A common stock to Vert Capital with the disclosure here that you have not issued any shares of common stock. In this regard, please also revise the footnotes to the financial statements to describe the terms of your Class A common stock as well as any other classes of common stock of Boxlight Corporation.

Exhibit

22.   Please confirm that you have filed final copies of all your material agreements. In this regard, we note that several exhibits contain missing dates and missing signatures.

23.   We note that you have added a new provision under Article Nine of the amended and restated Articles of Incorporation. Please revise your prospectus to disclose prominently the new requirements set forth with respect to derivative actions. Your revised disclosure should clearly explain the basis for adding the new provision and the obligations it imposes on investors.

24.   Please file all exhibits, schedules and attachments to your agreements. As one example, we note that exhibits and schedules are not filed with Exhibit 10.12.

You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director